EX 23.1
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Energy Fuels Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-217098, 333-205182, 333-194900, and No. 333-226654) on Form S-8 and registration statements (No. 333-226878, and No. 333-210782) on Form S-3 of Energy Fuels Inc. of our report dated March 11, 2019, with respect to the consolidated balance sheet of Energy Fuels Inc. as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2018 annual report on Form 10-K of Energy Fuels Inc.

/s/ KPMG LLP
Denver, Colorado
March 11, 2019